Exhibit 8.1

Principal Subsidiaries of Lotus Technology Inc.

Subsidiaries	Jurisdiction of Incorporation
Lotus Technology International Limited	Hong Kong
Lotus Advanced Technology Limited	Hong Kong
Lotus Technology Innovative Limited	United Kingdom
Lotus Tech Creative Centre Limited	United Kingdom
Lotus Cars Europe B.V.	The Netherlands
Wuhan Lotus Technology Co., Ltd.	PRC
Wuhan Lotus Cars Co., Ltd.	PRC
Wuhan Lotus Cars Sales Limited	PRC
Hangzhou Lotus Technology Service Co., Ltd.	PRC
Sanya Lotus Venture Capital Co., Ltd.	PRC